56 Top Gallant Road P.O. Box 10212 Stamford, CT 06904-2212	Telephone: Facsimile:	+1-203-316-1111 +1-203-316-6300 gartner.com

January 3, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549

Attention:
Robert Shapiro, Senior Staff Accountant, Office of Trade & Services
Amy Geddes, Senior Staff Accountant, Office of Trade & Services

Re:     Gartner, Inc.
Form 10-K for the Year Ended December 31, 2018
Filed on February 22, 2019
File No. 001-14443

Dear Mr. Shapiro:

Gartner, Inc. (the “Company” or “Gartner” or “we”) submits this letter in response to comments from the Staff of the Securities and Exchange Committee, received by E-Mail on December 18, 2019, pertaining to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 that was filed on February 22, 2019.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2018

Notes to Consolidated Financial Statements
Note 1 - Business and Significant Accounting Policies
Adoption of New Accounting Standards
Our business and revenues
Costs of obtaining and fulfilling a customer contract, page 64

1.	Please tell us the basis for amortizing deferred sales commissions on contracts over a period not to exceed one year as many of the subscription contracts in your Research segment are for research products that span multiple years. In your response, please address the following:

•	The percentage of subscription contracts for Research products that are multi-year vs. single year or less;

•	Terms of the contracts covering initial period plus renewal periods, and the likelihood the renewals will be exercised;

•	Commissions paid to obtain the initial contact with the customer and costs incurred, if any, to obtain contract renewals.

Refer to ASC 606-10-55-1 and ASC 340-40-25-1 through 25-5 in your response.

Gartner Response:

Background. As of December 31, 2018, approximately 58% and 42% of the Company’s total portfolio of subscription contracts are multi-year Research subscription contracts and all other Research subscription contracts, respectively. Multi-year subscription contracts average approximately 2.2 years in duration. All of Gartner’s subscription contracts clearly delineate the final terms and conditions of the underlying arrangements, including multi-year subscription periods, product descriptions, deliverables, quantities and the price of each service purchased. Gartner’s Research subscription contracts are generally non-cancelable and non-refundable, except for government contracts that may have cancellation or fiscal funding clauses. The Company does not include renewal options in its standardized Research subscription contracts.

Under the Company’s commission plans for multi-year Research subscription contracts, salespeople are allocated commission credits one year at a time. The Company pays those commissions on a comparable basis (i.e., when commission credits are allocated each year). Commission credits are an integral part of the Company’s formula to determine commissions payable on an employee by employee basis. The Company’s practice aligns the timing for recognizing a liability with its incurrence of an obligation to its salespeople.

For subscription contracts that follow-on an initial multi-year Research subscription contract that is expiring, Gartner compensates its salespeople on a similar basis as the initial subscription contract. Therefore, commissions on a renewal contract are commensurate with each of the years from the initial multi-year contract.

Accounting and Analysis. The Company follows the accounting guidance in Accounting Standards Codification (“ASC”) 340-40-25-1 through 25-5 to determine which incremental costs of obtaining a customer contract and costs to fulfill a customer contract are subject to mandatory capitalization.

At the FASB’s March 30, 2015 Transition Resource Group for Revenue Recognition (“TRG”) meeting, agenda paper No. 25, the TRG members focused broadly on high-level principles for applying the guidance under ASC Topic 606, Revenue from Contracts with Customers, and certain related U.S. GAAP. At that meeting, the FASB staff ultimately agreed with the conclusion of the majority of TRG members and indicated that, “an entity should refer to the liability guidance to determine if a liability should be recognized and then refer to the new revenue standard to determine whether the cost should be recognized as an asset or as an expense as incurred.” Because ASC Topic 405, Liabilities, and ASC Topic 450, Contingencies, the accounting literature governing the recognition of commission liabilities, were unchanged by the new revenue recognition standard, upon the adoption of ASC Topic 606, Gartner continued to recognize commission liabilities as it did in its pre-adoption periods.

Upon signing a multi-year Research subscription contract, the Company capitalizes the commission pertaining to the first year of service and records a corresponding commission payable. Such deferred commission amount is amortized on a ratable basis over the first year of the related customer contract. On each anniversary date of a multi-year Research subscription contract, the Company capitalizes a commission amount as a contract acquisition asset when a liability is accrued. The recognition of a contract acquisition asset is appropriate because (i) such costs (although not estimable at contract inception due to a combination of variables) are clearly incremental to obtaining the initial customer contract and (ii) no future substantive service commitment is required of the salesperson to receive commission credits. Deferred commissions relating to commission liabilities recognized subsequent to the first year of service are capitalized and amortized prospectively on a ratable basis over a period that does not exceed one year. Using the methodology described herein to account for commissions, the Company never has more than one year of deferred commissions on its consolidated balance sheet for any individual customer contract.

The amortization periods for the Company’s deferred commissions are determined by reference to ASC 340-40-35-1, which states that capitalized customer contract costs should be amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. For multi-year Research subscription contracts, the Company’s rationale for using an amortization period “that does not exceed one year” is based on the application of the abovementioned methodology for capitalizing such costs (i.e., no more than the amount recognized as a liability, which does not exceed one year, on the consolidated balance sheet at any given time). Additionally, the methodology described herein to amortize deferred commissions represents the best way to match amortization expense with the corresponding revenue stream, which is generally recorded evenly over the duration of the underlying subscription contract.

When assessing the appropriateness of the selected amortization periods, the Company compared the commission credits allocated upon the signing of a multi-year Research subscription contract with the commission credits allocated in subsequent periods. Because the Company’s salespeople receive commission credits on a consistent basis throughout the life of a multi-year customer contract, it was determined that the initial commission is commensurate with each subsequent commission tranche. This assessment comports with the position of the FASB’s TRG, whose members generally agreed that commissions would have to be reasonably proportional to contract values (e.g., 5% of both the initial and renewal contract values) to be considered commensurate [see November 7, 2016 TRG meeting, agenda paper No. 57].

The Company has a high rate of customer contract renewals, which are ordinarily in the form of a new contract replacing an expiring contract. Gartner customarily pays a renewal commission that is commensurate with the commission paid on the initial contract because, for purposes of compensating its salespeople, the Company does not distinguish between a contract with a new customer and a follow-on contract with an existing customer. As such, the Company does not deem it appropriate to amortize any commissions from an initial customer contract over a period longer than the initial contract term. The Company capitalizes renewal commissions and amortizes them ratably (as described above for initial customer contracts) with expense recognized as the related goods or services are transferred to the customer. Insofar as renewals of customer contracts are concerned, the Company’s methodology is consistent with paragraph BC309 in the Basis for Conclusions of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers. The FASB explained therein that amortizing an asset over a period longer than the initial customer contract would not be appropriate if an entity pays a commission on a contract renewal that is commensurate with the commission paid on the initial contract. In that case, the costs of obtaining the initial contract do not relate to the subsequent contract.

In summary, the Company concluded that each commission tranche for a multi-year Research subscription customer contract, including subsequent renewals, should be capitalized at the beginning of the related service period and amortized prospectively on a ratable basis over a period that does not exceed one year. By consistently applying this methodology, deferred commissions are amortized over a period that is consistent with the transfer to the customer of the services to which the asset relates and the resulting amortization expense directly aligns with the Company’s pattern of revenue recognition.

We will update our disclosures concerning “costs of obtaining and fulfilling a customer contract” in future filings to clarify our accounting for such costs and the related amortization thereof. The revised disclosure will be substantially similar to the language set forth below, which is a modification of the disclosure from Gartner’s 2018 Annual Report on Form 10-K (note that additions are in italics).

Costs of obtaining and fulfilling a customer contract

When the Company concludes that a liability should be recognized for the costs of obtaining a customer contract and determines how such liability should be measured, certain commissions are capitalized as a recoverable direct incremental cost of obtaining the underlying contract. ~~Upon the signing of a customer contract, the Company capitalizes the related commission as a recoverable direct incremental cost of obtaining the underlying contract and records a corresponding commission payable.~~ No other amounts are capitalized as a cost of obtaining or fulfilling a customer contract because no expenditures have been identified that meet the requisite capitalization criteria. For Research, Consulting and Other, ~~we generally use the straight-line method of amortization for deferred commissions over a period~~ we amortize deferred commissions on a systematic basis that that aligns with the transfer to our customers of the services to which the commissions relate. ~~that is based on the projected recoverability for such costs, using factors such as the underlying contract period, the timing of when the corresponding revenues will be earned and the anticipated term of the engagement.~~ For Conferences, deferred commissions are expensed during the period when the related conference occurs.

~~Under all circumstances, deferred commissions are amortized over a period that does not exceed one year.~~ During 2018, 2017 and 2016, ~~such~~ deferred commission amortization expense was $304.8 million, $230.5 million and $180.2 million, respectively, and was included in SG&A expense in the accompanying Consolidated Statements of Operations. The Company classifies Deferred commissions as a current asset on the Consolidated Balance Sheets at both December 31, 2018 and 2017 because those costs were, or will be, amortized over the twelve months following the respective balance sheet dates. The Company recorded no material impairments of its deferred commissions during the three-year period ended December 31, 2018.

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Please direct any comments or questions regarding the Company’s response to the attention of the undersigned at (203) 316-6543. In addition, we respectfully request that you provide any additional comments to me at craig.safian@gartner.com and to my staff as follows: Kevin Tang at kevin.tang@gartner.com and Randy Rosenthal at randy.rosenthal@gartner.com.

Thank you for your assistance.

Sincerely,

/s/ Craig W. Safian
Craig W. Safian
Executive Vice President and
Chief Financial Officer